UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Young & Rubicam Inc.
                ------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                ------------------------------------------------
                         (Title of Class of Securities)


                                    987425105
                ------------------------------------------------
                                 (CUSIP Number)



                   Mark T. McEnroe, c/o Young & Rubicam Inc.,
           285 Madison Avenue, New York, New York 10017, 212-210-3427
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      Michael J. Dolan
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
 OWNED BY EACH REPORTING
         PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 0
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 332,699
                          ------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER

                                 6,500,928
                          ------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,833,627
---------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [x]
      See Item 6 below
---------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.1%
---------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephanie W. Abramson
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) [ ]
                                                              (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

      00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
          OWNED
BY EACH REPORTING PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 0
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 265,765
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 6,598,758
                          ------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,864,523
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [x]
     See Item 6 below
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.2%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mark T. McEnroe
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  [ ]
                                                             (b)  [x]
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)
                                                                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER

         NUMBER                  0
           OF             ------------------------------------------------------
   SHARES BENEFICIALLY
 OWNED BY EACH REPORTING
         PERSON
          WITH
                           8.    SHARED VOTING POWER

                                 0
                          ------------------------------------------------------
                           9.    SOLE DISPOSITIVE POWER

                                 0
                          ------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER

                                 6,466,953
                          ------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,466,953
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            [x]
     See Item 6 below
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Young & Rubicam Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 285 Madison Avenue, New York, New York 10017.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed for Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe (each a "Reporting Person").

     (b) The business address for each Reporting Person is c/o Young & Rubicam Inc., 285 Madison Avenue, New York, New York 10017.

     (c) Michael J. Dolan is a director and Vice Chairman and Chief Financial Officer of the Company. Stephanie W. Abramson is an Executive Vice President and General Counsel of the Company. Mark T. McEnroe is a Senior Vice President and Legal Counsel of the Company.

     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Each Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     This statement on Schedule 13D relates to a power of attorney arrangement, which arrangement is described in Item 4 of the Schedule 13D. Because the acquisition of beneficial ownership reported herein did not involve a purchase of securities, no monetary, or other type of, consideration was paid or received by any Reporting Person in connection with this arrangement.

Item 4.  Purpose of Transaction.

     The Company has filed a Registration Statement on Form S-1 (File No. 333-77235) and Amendment No. 1 thereto, which amendment includes a preliminary prospectus (the "Preliminary Prospectus") dated May 6, 1999. The Preliminary Prospectus disclosed that those director, officer, employee and former employee stockholders of the Company listed on Schedule 1 hereto (the "Y&R Selling Stockholders"), together with certain other stockholders of the Company, intend to offer for sale an aggregate of 15,000,000 shares of Common Stock of the Company in a secondary public offering (the "Secondary Public Offering") of Common Stock of the Company. Of the aggregate amount of shares of Common Stock of the Company being sold in the Secondary Public Offering, 12,000,000 shares (plus up to an aggregate of 2,250,000 additional shares of Common Stock, solely to cover over-allotments) will be offered for sale in the United States and Canada through certain underwriters (the "U.S. Underwriters") represented by Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co., ING Baring Furman Selz LLC, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc., and 3,000,000 shares of Common Stock of the Company will be offered for sale in a concurrent international offering outside the United States and Canada through certain international managers (the "International Managers", and together with the U.S. Underwriters, the "Underwriters") represented by Bear, Stearns International Limited, Cazenove & Co., Donaldson, Lufkin & Jenrette International, Goldman Sachs International, ING Barings Ltd. as agent for ING Bank N.V., London Branch, Morgan Stanley & Co. International Limited and Salomon Brothers International Limited.

     The Reporting Persons have obtained from each Y&R Selling Stockholder a separate Selling Stockholders' Irrevocable Power of Attorney, Spousal Consent and Payment Instructions (each a "Power of Attorney", and collectively, the "Powers of Attorney"), a form of which is attached hereto as Exhibit 2. Pursuant to the Powers of Attorney, each Y&R Selling Stockholder has irrevocably constituted and appointed the Reporting Persons, each with full power and authority to act alone and with full power of substitution, as his or her attorney-in-fact with respect to all matters arising in connection with the Secondary Public Offering, including the power and the authority to: (i) sell, assign, transfer and deliver to the Underwriters up to the number of shares of Common Stock listed next to each Y&R Selling Stockholder's name on Schedule 1 hereto at a purchase price per share to be agreed with the Underwriters, (ii) determine the number of shares of Common Stock to be sold by each Y&R Selling Stockholder to the Underwriters, which number may not be greater but may be fewer than the number listed next to each Y&R Selling Stockholder's name on
Schedule I hereto and (iii) execute, deliver and perform an underwriting agreement. If an underwriting agreement has not been executed and delivered prior to June 30, 1999, then, upon notice given by any Y&R Selling Stockholder, the authority granted by such Y&R Selling Stockholder's Power of Attorney will terminate. In the aggregate, up to 6,455,928 shares of Common Stock may be sold to the Underwriters pursuant to the Powers of Attorney.

     The Powers of Attorney were executed and delivered from time to time on and after April 27, 1999. Stephanie W. Abramson is a Y&R Selling Stockholder who has granted a Power of Attorney with respect to 45,400 shares of Common Stock. Michael J. Dolan is a Y&R Selling Stockholder who has granted a Power of Attorney with respect to 41,926 shares of Common Stock. As a result of the arrangement created by the Powers of Attorney, the Reporting Persons may be deemed to be a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Except as described above, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a) Michael J. Dolan beneficially owns 6,833,627 shares of Common Stock, constituting approximately 10.1% of the shares outstanding, consisting of 4,896,908 outstanding shares of Common Stock (including 45,000 shares of Common Stock held in a deferral trust) and 1,936,719 shares of Common Stock which are issuable pursuant to currently exercisable options. Stephanie W. Abramson beneficially owns 6,864,523 shares of Common Stock, constituting approximately 10.2% of the shares outstanding, consisting of 5,006,059 outstanding shares of Common Stock (including 142,830 shares of Common Stock held in a deferral trust) and 1,858,464 shares of Common Stock which are issuable pursuant to currently exercisable options. Mark T. McEnroe beneficially owns 6,466,953 outstanding shares of Common Stock, constituting approximately 9.6% of the shares outstanding, consisting of 4,634,574 outstanding shares of Common Stock (including 11,025 shares of Common Stock held in a deferral trust) and 1,832,379 shares of Common Stock which are issuable pursuant to currently exercisable options. The number of shares of Common Stock beneficially owned by each Reporting Person and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Exchange Act.

     (b) As an attorney-in fact under the Powers of Attorney, each Reporting Person shares the power to dispose of 6,455,928 shares of Common Stock, which includes 1,832,379 shares of Common Stock which are issuable pursuant to currently exercisable options, with each of the other Reporting Persons. In addition, Michael J. Dolan has the sole power to dispose of 332,699 shares of Common Stock, which includes 104,340 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity; and Stephanie W. Abramson has the sole power to dispose of 265,765 shares of Common Stock, which includes 26,085 shares of Common Stock which are issuable pursuant to currently exercisable options, held in an individual capacity.

     (c) Except as described herein, the Reporting Persons have effected no transactions in shares of Common Stock during the past 60 days.

     (d) Each Y&R Selling Stockholder listed on Schedule 1 hereto has the right to receive the proceeds from the sale of the number of shares of Common Stock listed next to each such Y&R Selling Stockholder's name on Schedule 1.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     Stephanie W. Abramson and Michael J. Dolan are two of the six current voting trustees (each a "Voting Trustee") of the Management Voting Trust (the "Trust") created by the Management Voting Trust Agreement dated December 12, 1996, which is incorporated by reference and filed herewith as Exhibit 3 (the "Management Voting Trust Agreement"). Pursuant to the Management Voting Trust Agreement, all shares of Common Stock and Money Market Preferred Stock, par value $0.01 per share, of the Company (including shares of Common Stock acquired upon the exercise of options or otherwise) that are held by certain employees of the Company, including any such securities held by the Reporting Persons, are required to be deposited in the Trust. As of May 3, 1999, the Trust had sole voting power over 34,958,150 shares of Common Stock, including 11,863,540 shares issuable upon exercise of currently exercisable options, constituting approximately 45.0% of the shares outstanding. The Trust has the unqualified right and power to vote and to execute consents with respect to all shares of Common Stock and all other securities held by the Trust. All shares of Common Stock, including all shares of Common Stock of each Reporting Person and each Y&R Selling Stockholder, are held by the Trust. Each Reporting Person disclaims beneficial ownership of all of the securities held by the Trust except for those shares of Common Stock (including shares of Common Stock issuable upon the exercise of options) that such Reporting Person has the sole power to dispose of in his or her individual capacity.

     In connection with the Secondary Public Offering, certain director, officer, employee and former employee stockholders of the Company, including the Y&R Selling Stockholders and the Reporting Persons in their individual capacities, have each executed and delivered a separate Standstill and Lock Up Agreement (each a "Lock Up Agreement", and collectively, the "Lock Up Agreements"), a form of which is attached hereto as Exhibit 4, pursuant to which each of them has agreed not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) and (iii) make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, without the prior written consent of the Company, for a period of 120 days after the date of the final prospectus relating to the Secondary Public Offering. The Preliminary Prospectus disclosed that for a period of 120 days after the date of the final prospectus relating to the Secondary Public Offering, the Company will agree with the Underwriters to enforce the Company's rights under the Lock Up Agreements to prohibit transfers of Common Stock and the making of demands for registration of Common Stock. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock (including shares of Common Stock issuable upon the exercise of options) which might be deemed to arise solely by virtue of the Lock Up Agreements.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement

         Exhibit 2 Selling Stockholders' Irrevocable Power of Attorney, Spousal Consent and Payment Instructions

         Exhibit 3 Management Voting Trust Agreement (incorporated by reference from Exhibit 9.1 to the Registration Statement on Form S-1 (File No. 333-46929) filed by the Company)

         Exhibit 4         Standstill and Lock Up Agreement

         Exhibit 5 Power of Attorney of Michael J. Dolan (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Michael J. Dolan on June 10, 1998)

         Exhibit 6 Power of Attorney of Stephanie W. Abramson (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Stephanie W. Abramson on June 10, 1998)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1999



                                     By: /s/ Mark T. McEnroe,
                                             Attorney-in-Fact on behalf of
                                             Michael J. Dolan
                                         ----------------------------------
                                         Name:  Mark T. McEnroe
                                         Title:  Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1999



                                      By: /s/Mark T. McEnroe,
                                             Attorney-in-Fact, on behalf of
                                             Stephanie W. Abramson
                                          ---------------------------------
                                          Name:  Mark T. McEnroe
                                          Title:  Attorney-in-Fact

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 7, 1999



                                       By: /s/   Mark T. McEnroe
                                           ------------------------
                                           Name:  Mark T. McEnroe
                                           Title:  Senior Vice President

                                   Schedule 1

                            Y&R Selling Stockholders


                                                         Maximum Number of
                                                      Shares of Common Stock
                                                       (including shares of
                                                       Common Stock issuable
                                                       upon the exercise of
Name of Y&R Selling Stockholder                               options)
-------------------------------                         --------------------

Stephanie W. Abramson                                         45,400
Stuart Agres                                                  40,000
Stephen S. Aiello                                             20,672
Stig Albinus                                                  10,000
Jean-Marc Bara                                                35,588
Bernard Barnett                                                1,050
Stephen Baum                                                   3,120
Kimberly Bealle                                               20,000
Martin Beck                                                   33,915
Urs Beer                                                      25,000
Jed Beitler                                                   11,225
Theodore A. Bell                                              60,000
Thomas D. Bell, Jr.                                          130,891
Tom Benelli                                                    7,000
Thomas Blach                                                  19,050
Rene Boender                                                  24,312
Bonnie Bohne                                                  30,000
Etienne Boisrond                                              33,750
William Borrelle                                               1,841
Tiemen Bosma                                                  40,000
Heinz-Georg Brands                                            22,712
Craig Branigan                                                46,446
Howard Breen                                                   3,090
T. J. Broadbent                                               15,500
David Butter                                                  24,465
Ignacio Cabezon                                               10,720
Patricia Cafferata                                            16,000
Roger Chiocchi                                                14,361
Ira Chynsky                                                   13,750
Michael Claes                                                  7,500
Neil Clark                                                    23,481
Don Cogman                                                    61,061
Thomas Coleman                                                 2,300
Janet Coombs                                                  16,428
David Coronna                                                  6,000
Jose Maria Costa                                              12,000
Massimo Costa                                                 11,110
Charles Courtier                                              10,000
Michael Cozens                                                20,000
Dominique Damato                                              15,000
Donald H. Davis                                               19,080
Ferdinand de Bakker                                           60,000
Pierre de Roualle                                             25,000
Jerome Dean                                                   18,000
Joseph E. Dedeo                                              134,172
Lawrence Deutsch                                              19,660
Shelley Diamond                                               13,314
Michael J. Dolan                                              41,926
Terry Dukes                                                    6,150
Daryl Elliott                                                 20,885
Daisy Exposito                                                26,953
Michael Faems                                                 20,440
Charles P. Farley                                              2,100
John Fenton                                                    6,500
Ian Ferguson Brown                                             2,250
Patrick Ford                                                   6,055
Richard Ford                                                   7,500
Clark J. Frankel                                              30,000
Volker Franz                                                  16,385
John Frew                                                      6,030
Josie Garber                                                   5,000
Enrico Gervasi                                                12,033
Christopher Grabenstein                                       10,188
William Green                                                 10,000
David E. Greene                                                5,000
Victor Gutierrez                                              27,145
Cynthia Hampton                                               10,000
Tom Hansen                                                     2,000
Peter Harleman                                                16,000
Fred Hawrysh                                                   5,000
Jan Hedquist                                                  36,522
Per Heggenes                                                  17,451
Stefan Himpe                                                   3,000
Toby Hoare                                                    41,967
Barry Hoffman                                                  6,800
James W. Hood                                                 35,000
Penny Hooper                                                  14,000
Roseanne Horn                                                 12,675
Peter Horovitz                                                32,828
Richard Hosp                                                  30,000
Eric Garrison Hoyt                                             7,670
Brian Hubbard                                                  5,000
Jeff Hunt                                                     17,014
Gigliola Ibba                                                 21,000
Robert Igiel                                                  52,170
Barbara Jack                                                 178,553
Paal Marius Jebsen                                            11,085
William Johnston                                              19,185
James Kaplove                                                  4,000
Mary Ellen Kenny                                              14,796
Kevin King                                                    25,000
Edna Kissmann                                                 21,500
Jackie Koh                                                    27,535
Satish Korde                                                 111,726
Philippe Krakowsky                                             7,375
Ingo Krauss                                                  162,000
Kurt Krauss                                                    3,120
Stephanie Kugelman                                            46,092
Mitchell Kurz                                                356,000
Jay Kushner                                                   11,994
Marta La Rock                                                 15,000
Jean-Paul Lafaye                                              64,400
Timothy Laing                                                 25,000
Robert Lallamant                                              19,566
Kevin Lavan                                                    9,000
Mark Levine                                                   15,219
Marco Lombardi                                                16,680
Bennett R. Machtiger                                           6,450
Duncan Mackinnon                                               7,000
John F. Maltese                                               13,575
Helmut Matthies                                              166,000
Martin Maurice                                                16,000
Robert M. McDuffey                                            10,506
John P. McGarry, Jr.                                         309,706
Austin McGhie                                                 22,875
David McLean                                                  31,853
Gordon McLean                                                 11,955
Bert Meerstadt                                                14,440
William C. Melzer                                             73,300
Diane Meskill-Spencer                                         27,195
Craig Middleton                                               34,700
David Minear                                                  40,000
Dominique Missoffe                                            15,474
Fernan Montero                                               282,000
Fred Moolhuijsen                                              15,000
Frans Mootz                                                   26,622
John Morris                                                   14,007
Janice Muniz                                                  17,400
Bruce S. Nelson                                               28,250
Charles G. Newton, Jr.                                         3,600
Lori Nicholson                                                10,000
Lars Nordstrom                                                13,050
Laurie Null                                                   10,850
Hans Ohman                                                    13,050
Steve Oroho                                                   59,010
Stewart Owen                                                  33,054
Santiago Alonso Paniagua                                      38,715
Manuel Perez                                                  40,704
Diane Perlmutter                                               8,035
Graham Phillips                                               40,000
Dan Plouffe                                                    3,300
Tim Pollak                                                   264,000
Michael Porter                                                 2,500
William A. Power                                              42,000
Tom Pratt                                                      6,385
Joerg Puphal                                                   9,745
John E. Putnam                                                 9,172
Matthias Quadflieg                                             1,484
Serge Rancourt                                               121,895
Sheila Raviv                                                  20,000
Courtney Reeser                                               10,017
Peter Rentschler                                               4,800
Ken Rietz                                                     31,000
Jorg Rindlisbacher                                            19,500
Jorge Rodriguez                                                1,755
Robert Rosiek                                                  2,170
John J. Ross                                                  10,000
Maggie Ross                                                    4,000
James Rossman                                                 38,580
Alain Rousset                                                 55,352
Amy Rubenstein                                                14,736
Nicholas Rudd                                                 39,132
Michael Samet                                                 77,136
John Sanders                                                 112,435
Chris Savage                                                  52,000
Matthew Schetlick                                              8,185
Angelika Schug                                                 3,400
Gertrude Schutz                                               11,217
Tom Schwartz                                                   3,500
James Scielzo                                                 23,052
Steve Seyferth                                                17,300
Keith Sharp                                                   14,194
Jessie Shaw                                                   10,000
Thomas Shortlidge                                             44,000
Richard Sinreich                                               7,695
Robert Sive                                                   13,236
Barbara Smith                                                 10,000
Sylvia Soler                                                   5,000
Linda Srere                                                   50,000
Christoph Stadeler                                            40,000
Stanley Stefanski                                            160,642
Peter Steigrad                                                 8,000
Debra Stern-Marrone                                           10,000
Peter Stringham                                                5,754
John Swan                                                     28,000
Jane Talcott                                                   5,217
Charlee Taylor-Hines                                           7,500
Lars Thalen                                                   16,000
Clay Timon                                                    85,088
Alan Vandermolen                                              33,390
John Vanderzee                                                39,132
Edward H. Vick                                               130,567
Marvin Waldman                                                25,305
Paula Waters                                                  10,000
Gus Weill                                                     13,560
Robert Wells                                                  12,500
Anders Wester                                                 22,965
Bruno Widmer                                                  40,000
James Williams                                                16,000
Allan Winneker                                                44,487
Bob Wyatt                                                      2,500
Kenneth Yagoda                                                13,116
Joanne Zaiac                                                  27,629
Michael Zeigler                                                2,900
         TOTAL                                             6,455,928

                                  EXHIBIT INDEX


         Exhibit 1         Joint Filing Agreement

         Exhibit 2 Selling Stockholders' Irrevocable Power of Attorney, Spousal Consent and Payment Instructions

         Exhibit 3         Management Voting Trust Agreement
                           (incorporated by reference from Exhibit 9.1
                           to the Registration Statement on Form S-1
                           (File No. 333-46929) filed by the Company)

         Exhibit 4         Standstill and Lock Up Agreement

         Exhibit 5 Power of Attorney of Michael J. Dolan (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Michael J. Dolan on June 10, 1998)

         Exhibit 6 Power of Attorney of Stephanie W. Abramson (incorporated by reference from the Power of Attorney attached to the Form 4 filed by Stephanie W. Abramson on June 10, 1998)

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT


     JOINT FILING AGREEMENT (this "Agreement"), dated as of May 7, 1999, among Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe.

                               W I T N E S S E T H

     WHEREAS, as of the date hereof, each of Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe is filing a Schedule 13D under the Securities Exchange Act of 1934 (the "Exchange Act") with respect to the securities of Young & Rubicam Inc., a Delaware corporation (the "Schedule 13D");

     WHEREAS, each of Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe is individually eligible to file the Schedule 13D;

     WHEREAS, each of Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe wishes to file the Schedule 13D and any amendments thereto jointly pursuant to Rule 13d-1(k)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe hereby agree that the Schedule 13D is, and any amendments thereto will be, filed on behalf of each of Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     2. Michael J. Dolan hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Michael J. Dolan is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Michael J. Dolan contained therein, and is not responsible for the completeness and accuracy of the information concerning Stephanie W. Abramson or Mark T. McEnroe contained therein, unless Michael J. Dolan knows or has reason to know that such information is inaccurate.

     3. Stephanie W. Abramson hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Stephanie W. Abramson is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Stephanie W. Abramson contained therein, and is not responsible for the completeness and accuracy of the information concerning Michael J. Dolan or Mark T. McEnroe contained therein, unless Stephanie W. Abramson knows or has reason to know that such information is inaccurate.

     4. Mark T. McEnroe hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(ii) under the Exchange Act, Mark T. McEnroe is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning Mark T. McEnroe contained therein, and is not responsible for the completeness and accuracy of the information concerning Michael J. Dolan or Stephanie W. Abramson contained therein, unless Mark T. McEnroe knows or has reason to know that such information is inaccurate.

     5. Each of Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     6. This Agreement may be executed by the parties hereto in separate counterparts, which together shall constitute one the same instrument.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually as of the day and year first above written.



                                                 *
                                       --------------------------------
                                       Michael J. Dolan



                                                 *
                                      ---------------------------------
                                      Stephanie W. Abramson



                                      /s/Mark T. McEnroe, Attorney-in-Fact,
                                      on behalf of Michael J. Dolan and
                                      Stephanie W. Abramson
                                      ---------------------------------




                                      /s/Mark T. McEnroe
                                      ---------------------------------
                                      Mark T. McEnroe

                                                                       Exhibit 2

                              SELLING STOCKHOLDERS'
                         IRREVOCABLE POWER OF ATTORNEY,
          SPOUSAL CONSENT AND PAYMENT INSTRUCTIONS (Management Version)
                       for sale of shares of common stock,
                par value $.01 per share, of Young & Rubicam Inc.



Michael J. Dolan
Stephanie W. Abramson
Mark T. McEnroe
Young & Rubicam Inc.
285 Madison Avenue
New York, New York 10017


Ladies and Gentlemen:

     Certain holders of common stock of Young & Rubicam Inc., a Delaware corporation (the "Company") (such holders being hereinafter sometimes collectively referred to as the "Selling Stockholders"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and such other underwriters as are named therein, as representatives (the "U.S. Representatives") of the several U.S. Underwriters to be named in Schedule I to the Underwriting Agreement (the "U.S. Underwriters"), and Bear, Stearns International Limited. Cazenove & Co., and such other underwriters as are named therein, as representatives (the "International Representatives") of the several International Managers to be named in Schedule II to the Underwriting Agreement (the "International Managers"). The U.S. Underwriters and the International Managers are hereinafter collectively referred to as the "Underwriters." The U.S. Representatives and the International Representatives are hereinafter collectively referred to as the "Representatives." The Selling Stockholders propose to sell to the Underwriters pursuant to the Underwriting Agreement (i) certain authorized and issued shares of the common stock, par value $.0l per share, of the Company (the "Common Stock") owned by them and (ii) certain authorized shares of Common Stock subject to Awards granted to them under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), which shares will be acquired by exercise immediately prior to the consummation of the Offerings pursuant to the Plan (such shares of Common Stock are sometimes referred to herein as "Option Shares"). It is understood that at this time there is no commitment on the part of the Underwriters to purchase any shares of Common Stock and no assurance that the Underwriting Agreement will be entered into by the Company or the Underwriters.

I. The undersigned (a "Selling Stockholder") hereby irrevocably constitutes and appoints Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe, each with full power and authority to act alone in any matter hereunder and with full power of substitution, the true and lawful attorneys-in-fact of the undersigned (individually an "Attorney" and collectively the "Attorneys"), with full power and authority in the name of, for and on behalf of, the undersigned with respect to all matters arising in connection with the sale of Common Stock and any Option Shares by the undersigned including, but not limited to, the power and authority on behalf of the undersigned to take any and all of the following actions:

     1. To sell, assign, transfer and deliver to the several Underwriters up to the number of shares of Common Stock and up to the number of Option Shares, in each case as set forth on the signature page hereof, at a purchase price per share of Common Stock and per Option Share, after deducting underwriting discounts and commissions, to be paid by the Underwriters as the Attorneys, in their sole discretion, shall determine, but in any case at the same price per share at which all shares of Common Stock and Option Shares are sold to the Underwriters pursuant to the Underwriting Agreement:

     2. To execute, deliver and perform the Letter of Transmittal and Custody Agreement (the "Custody Agreement") among The Bank of New York, as Custodian (the "Custodian"), the undersigned and the other Selling Stockholders, in order to deposit with the Custodian on behalf of the undersigned shares of Common Stock to be represented by certificate(s) (which Custody Agreement shall be substantially in the form of custody agreement entered into in connection with the secondary public offering of Common Stock in November 1998 (the "November 1998 Secondary Offering"), with full power to make such amendments to the Custody Agreement as the Attorneys, in their sole discretion, may deem advisable;

     3. To determine the number of shares of Common Stock and the number of Option Shares to be sold by the undersigned to the Underwriters which numbers shall be no greater but may be fewer than the corresponding numbers set forth on the signature page hereof (such total number of shares of Common Stock and Option Shares as is finally determined by the Attorneys and set forth opposite the name of the undersigned on a schedule to the Underwriting Agreement is hereinafter referred to as the "Shares");

     4. To execute, deliver and perform the Underwriting Agreement in customary form with such customary representations, warranties and covenants as the Attorneys, in their sole discretion, may deem appropriate, with full power to make such amendments to the Underwriting Agreement as the Attorneys, in their sole discretion, may deem advisable;

     5. To determine, together with the Representatives, after instructions from the majority of a committee consisting of Stephanie W. Abramson, Thomas D. Bell, Jr., Michael J. Dolan, Satish Korde, Peter A. Georgescu and Edward H. Vick, the public offering price, the underwriters' discounts and commissions and the purchase price per share of Common Stock and per Option Share to be paid by the Underwriters and the other terms of sale pursuant to the Underwriting Agreement;

     6. On behalf of the undersigned, to make the representations and warranties and enter into the agreements contained in the Underwriting Agreement (including, without limitation, entering into a "lock-up" agreement not to exceed 120 days after the date of the final prospectus prepared in connection with the transactions contemplated by the Underwriting Agreement (the "1999 Secondary Public Offering")) (and which such representations, warranties and agreements shall be substantially in the form made in the underwriting agreement entered into by the Company, the representatives and the selling stockholders named therein in connection with the November 1998 Secondary Offering);

     7. To instruct the Custodian and The Bank of New York, as transfer agent and registrar for the Common Stock, on all matters pertaining to the sale of the Shares and the delivery of certificates therefor, including: (i) the transfer of the Shares on the books of the Company in order to effect the sale of the Shares (including designating the name or names in which new certificate(s) for Shares are to be issued and the denominations thereof), (ii) the delivery to or for the account of the Underwriters of the certificate(s) for the Shares against receipt by the Custodian of the purchase price to be paid therefor, (iii) the payment, out of the proceeds (net of underwriting discounts and commissions) from the sale of the Shares by the undersigned to the Underwriters, of (A) any expense incurred in accordance with paragraph 1.8 hereof which is not payable by the Company and any transfer taxes payable in connection with the transfer of the Shares to the Underwriters ("Transfer Taxes") and (B) any withholding taxes and
(iv) the transmission to the undersigned of the net proceeds, if any, from the sale of the Shares (after deducting all amounts payable by the undersigned pursuant to clause (iii) above) in the manner as directed by the undersigned to the Attorneys in writing and the return to the voting trust (the "Management Voting Trust") created pursuant to the Management Voting Trust Agreement (the "Management Voting Trust Agreement") entered into as of December 12, 1996 by and among the Company, the Initial Management Investors named therein, the Voting Trustees named therein and certain other parties, on behalf of and for the credit to the undersigned, of new certificate(s) representing the excess, if any, of the number of shares of Common Stock represented by certificate(s) deposited with the Custodian over the number of Shares sold to the Underwriters; and (a) to amend the Custody Agreement and any related documents in such manner as the Attorneys, in their sole discretion, may deem advisable;

     8. To incur or authorize the incurrence of any necessary or appropriate expense in connection with the sale of the Shares and to determine the amount of any Transfer Taxes and any withholding taxes;

     9. To amend, modify, supplement or waive any term or provision of, the Management Voting Trust Agreement, the Stockholders' Agreement dated as of May 8, 1998 by and among the H&F Investors, the Management Investors, the Management Voting Trust and the other parties thereto (the "Stockholders' Agreement") and any related documents in such manner as the Attorneys may determine to be necessary or desirable, and not materially adverse to the undersigned, in connection with the consummation of the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney;

     10. To instruct the voting trustees under the Management Voting Trust on all matters relating to the sale of the Shares and the delivery of certificates therefor, including the surrender or exchange of voting trust certificates issued pursuant to the Management Voting Trust and representing shares of Common Stock and Option Shares for certificates for shares of Common Stock and Option Shares represented thereby, and the delivery of certificates for Shares by the Management Voting Trust to the Custodian pursuant to the Custody Agreement, and execute such documents pursuant to the Management Voting Trust Agreement, including without limitation pursuant to Section 7.2(c) thereof, as the Company may request with respect to the undersigned's continuing agreement to be bound by the covenants set forth in Section 8 of the Management Voting Trust Agreement after such delivery and after the termination of the Management Voting Trust;

     11. To take any and all steps deemed necessary or desirable by the Attorneys in connection with the registration of the Shares under the Securities Act of 1933, as amended (the "Act"), the Securities Exchange Act of 1934, as amended, and the securities or "blue sky" laws of various states and jurisdictions, including, without limitation, the giving, making or filing of such undertakings, consents to service of process and representations and agreements and the taking of such other steps as the Attorneys may deem necessary or desirable;

     12. To retain legal counsel to represent the undersigned in connection with any and all matters referred to herein (which counsel may, but need not be, counsel for the Company);

     13. To make, execute, acknowledge and deliver all such other contracts, stock powers, orders, receipts, notices, instructions, certificates, letters and other writings, including, without limitation, communications with the Securities and Exchange Commission, state securities commissions and the National Association of Securities Dealers, Inc. ("NASD"), and in general to do all things and to take all actions which the Attorneys, in their sole discretion, may consider necessary or desirable in connection with the sale of Shares to the Underwriters and the public offering thereof, as fully as could the undersigned if personally present and acting;

     14. If necessary, to endorse (in blank or otherwise) on behalf of the undersigned (i) the certificate(s) representing the Shares, or a stock power or powers attached to such certificate(s) or (ii) voting trust certificates representing shares of Common Stock and/or Option Shares deposited with the Management Voting Trust, or a stock power or powers attached to such voting trust certificates; and

     15. To sign such other certificates, documents and agreements and take any and all other actions as the Attorneys may deem necessary or desirable in connection with the consummation of the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney.

     Each Attorney may act alone in exercising the rights and powers conferred on the Attorneys in this Power of Attorney, and the act of any Attorney shall be the act of the Attorneys. Each Attorney is hereby empowered to determine in his or her sole discretion the time or times when, the purpose for and the manner in which any power herein conferred upon him or her shall be exercised, and the conditions, provisions or covenants of any instrument or document which may be executed by him or her pursuant hereto. The undersigned acknowledges that Michael J. Dolan, Stephanie W. Abramson and Mark T. McEnroe are officers of the Company, and that Michael J. Dolan is a director of the Company.

     The undersigned is familiar with the terms and conditions of the underwriting agreement and the custody agreement from the November 1998 Secondary Offering, and with the representations and warranties contained therein. All representations and warranties of the Selling Stockholders in the Underwriting Agreement and Custody Agreement with respect to the undersigned will be, as of the date of the execution of the Underwriting Agreement, the Custody Agreement and the Closing Date (as determined in accordance with the Underwriting Agreement), true and correct. All such representations and warranties will, as provided in the Underwriting Agreement, survive the termination of the Underwriting Agreement and the delivery of and payment for the Shares.

     Upon the execution and delivery of the Underwriting Agreement by the Attorneys on behalf of the Selling Stockholders, the undersigned agrees to be bound by and to perform each and every covenant and agreement contained therein of the undersigned as a Selling Stockholder (including, without limitation, the agreements contained therein regarding indemnification and contribution and the delivery of an opinion of counsel to the undersigned).

     Upon the execution and delivery of the Custody Agreement by the Attorneys on behalf of the Selling Stockholders, the undersigned agrees to be bound by and to perform each and every covenant and agreement contained therein of the undersigned as a Selling Stockholder.

     The undersigned agrees, if so requested, to provide an opinion of counsel, addressed to Cleary, Gottlieb, Steen & Hamilton, which opinion shall expressly permit reliance thereon by Cleary, Gottlieb, Steen & Hamilton, setting forth such matters as Cleary, Gottlieb, Steen & Hamilton may reasonably request in rendering its opinion pursuant to the Underwriting Agreement and such other documentation as the Attorneys, the Company, the Representatives or any of their respective counsel may request to effectuate any of the provisions hereof or of the Underwriting Agreement or the Custody Agreement, all of the foregoing to be in form and substance satisfactory in all respects to the party requesting such documentation.

     This Power of Attorney and all authority conferred hereby are granted and conferred subject to and in consideration of the interests of the Attorneys, the several Underwriters, the Company and the other Selling Stockholders who may become parties to the Underwriting Agreement, and for the purposes of completing the transactions contemplated by the Underwriting Agreement, the Custody Agreement and this Power of Attorney.

     This Power of Attorney is an agency coupled with an interest and all authority conferred hereby shall be irrevocable, and shall not be withdrawn or terminated by any act of the undersigned or by operation of law, whether by the death or incapacity of the undersigned or any spouse of the undersigned (or either or any of the undersigned) or by the occurrence of any other event or events (including, without limitation, the termination of any trust or estate for which the undersigned is acting as a fiduciary or fiduciaries, the death or incapacity of one or more trustees, guardians, executors or administrators under such trust or estate or the merger, consolidation, dissolution or liquidation of any corporation or partnership) (any of the foregoing being hereinafter referred to as an "Event"). If an Event shall occur after the execution hereof but before completion of the transactions contemplated by the Underwriting Agreement, the Custody Agreement or this Power of Attorney, then certificate(s) representing the Shares will be delivered to the Underwriters by or on behalf of the undersigned in accordance with the terms and conditions of the Underwriting Agreement and the Custody Agreement and any actions taken hereunder by the Attorneys shall be as valid as if such Event had not occurred, regardless of whether or not the Custodian, the Attorneys, the Underwriters, or any one of them, shall have received notice of such Event.

     Notwithstanding any of the foregoing provisions, if the Underwriting Agreement shall not have been executed and delivered prior to June 30, 1999, then, upon the written notice of the undersigned on or after that date to the Attorneys, this Power of Attorney shall terminate subject, however, to all lawful action done or performed pursuant hereto prior to the receipt of actual notice.

II. The undersigned hereby represents, warrants and agrees with the Company, Cleary, Gottlieb, Steen & Hamilton, the Underwriters, Skadden, Arps, Slate, Meagher & Flom LLP, the Custodian, the Attorneys and the other Selling Stockholders that:

     1. The undersigned (i) is, and on the Closing Date will be, the lawful owner of the Shares (other than the Option Shares) and (ii) owns, and on the Closing Date will own, such Shares (other than the Option Shares), in each case subject to the terms of the Underwriting Agreement, the Custody Agreement and this Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which the undersigned is, and on the Closing Date will be, in compliance and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter resulting from any actions taken by an Underwriter. The undersigned Selling Stockholder (i) is the holder of an Award Granted to such Selling Stockholder under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), with respect to the Option Shares and (ii) pursuant to the Plan and such Selling Stockholder's Stock Option Agreement (as defined in the Plan), on the Closing Date such Selling Stockholder
(A) will be the lawful owner of the Option Shares to be sold by such Selling Stockholder pursuant to this Agreement and (B) will own such Option Shares, in each case subject to the terms of the Underwriting Agreement, the Custody Agreement and this Power of Attorney, free of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than the restrictions on transfer set forth in the Management Voting Trust Agreement and the Stockholders' Agreement, with which the undersigned is, and on the Closing Date will be, in compliance and other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     2. The undersigned has, and on the Closing Date will have, full legal right, power and authority, and all authorization and approval required by law, to enter into the Underwriting Agreement, the Custody Agreement and this Power of Attorney and to sell, assign, transfer and deliver on the Closing Date the Shares in the manner provided herein and therein.

     3. The Underwriting Agreement and the Custody Agreement have been duly authorized by the undersigned.

     4. This Power of Attorney has been duly authorized, executed and delivered by the undersigned and is a valid and binding instrument of the undersigned, enforceable in accordance with its terms, and, pursuant to this Power of Attorney, the undersigned has, among other things, authorized the Attorneys, or any one of them, to execute and deliver on the undersigned's behalf the Underwriting Agreement, the Custody Agreement and any other document that they, or any one of them, may deem necessary or desirable in connection with the transactions contemplated hereby and thereby and to deliver the Shares pursuant to the Underwriting Agreement.

     5. Upon sale and delivery of and payment for the Shares pursuant to the Underwriting Agreement, the Underwriters will own such Shares, free and clear of all restrictions on transfer, liens, encumbrances, security interests, equities and claims whatsoever, other than any such restriction on transfer, lien, encumbrance, security interest, equity or claim created by an Underwriter or resulting from any actions taken by an Underwriter.

     6. Assuming that the representations and warranties of the Company in the Underwriting Agreement are true and accurate in all material respects, the execution and delivery of this Power of Attorney, the Underwriting Agreement and the Custody Agreement by or on behalf of the undersigned, the compliance by the undersigned with all the provisions hereof and thereof and the performance by the undersigned of its obligations hereunder and thereunder will not (i) require any consent, approval, authorization or other order of, or qualification with, any court or governmental agency or body (except such as have been obtained or may be required under the Act or the securities or Blue Sky laws of the various states), (ii) conflict with or constitute a breach of any of the terms or provisions of, or a default under, the organizational documents of the undersigned, if the undersigned is not an individual, or any indenture, loan agreement, mortgage, lease or other agreement or instrument to which the undersigned or any spouse of the undersigned is a party or by which the undersigned or any spouse or property of the undersigned is bound or (iii) violate or conflict with any applicable law or any rule, regulation, judgment, order or decree of any court or any governmental body or agency having jurisdiction over the undersigned or any spouse or property of the undersigned.

     7. The information in the Prospectus under the caption "Selling Stockholders" which specifically relates to the undersigned (consisting of the undersigned's name, business address and number of shares of Common Stock beneficially owned by the undersigned both before and after the 1999 Secondary Public Offering) will not on the date of the execution of the Underwriting Agreement or on the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     8. At any time during the period commencing on the first business day after the execution of the Underwriting Agreement and from time to time to thereafter for such period as in the reasonable opinion of counsel for the Representatives a prospectus is required by law to be delivered in connection with sales by an underwriter or dealer, if there is any change in the information referred to in paragraph 11.7 above, the undersigned will promptly notify you and the Company of such change.

     9. The undersigned has not taken, and will not take, directly or indirectly, any action designed to, or which might reasonably be expected to, cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares pursuant to the distribution contemplated by the Underwriting Agreement, and other than as permitted by the Act, the undersigned has not distributed and will not distribute any prospectus or other offering material in connection with the offering and sale of the Shares.

     10. Certificate(s) in negotiable form for up to the maximum number of shares of Common Stock that may be sold by the undersigned to the Underwriters have been placed in custody with the Custodian for the purpose of effecting delivery thereof under the Underwriting Agreement.

     11. Except as noted on Attachment A hereof, the undersigned (and, if the undersigned is (i) a trust, each of the trustees and beneficiaries of such trust or (ii) a partnership, each of the partners) is not a "member" of the NASD, a controlling shareholder of a "member", a "person associated with a member" or an "affiliate" of a "member" or a member of the "immediate family"* of any of the foregoing or an "underwriter or related person" with respect to the proposed offering of the Common Stock. See Attachment B hereto for the definition of these terms.

     12. The undersigned will furnish any and all information which the Company, the Underwriters or their respective counsel deems necessary or desirable in connection with the preparation and filing of all amendments, post-effective amendments and supplements to the Registration Statement, any preliminary prospectus or the prospectus in the form first used to confirm sales of shares of Common Stock in the offering contemplated by the Underwriting Agreement) (the "Prospectus") or any other filing with any regulatory body or agency (including the NASD), as well as any and all information which the Commission, the NASD or any state securities regulatory authority may request.

III. The undersigned hereby directs the Attorneys to cause the Custodian to pay to the undersigned, the net proceeds, if any, from the sale of the Shares (after deducting all amounts payable by the undersigned pursuant to paragraph I.7(iii) above) in the manner as directed by the undersigned to the Attorneys on Attachment C hereto.

     The foregoing representations, warranties and agreements, as well as those contained in the Underwriting Agreement and the Custody Agreement, are made for the benefit of, and may be relied upon by, the other Selling Stockholders, the Attorneys, the Company, Cleary, Gottlieb, Steen & Hamilton, the Underwriters, Skadden, Arps, Slate, Meagher & Flom LLP and the Custodian and their representatives, agents and counsel. In addition, the foregoing representations, warranties and agreements shall remain operative and in full force and effect, and shall survive delivery of and payment for the Shares, regardless of (i) any investigation, or statement as to the results thereof, made by or on behalf of any of the persons listed in the preceding sentence, (ii) acceptance of the Shares and payment for them under the Underwriting Agreement and (iii) termination of this Power of Attorney.

     It is understood that the Attorneys assume no responsibility or liability to any person other than to deal with the certificate(s) for shares of Common Stock and Option Shares deposited with the Custodian pursuant to the Custody Agreement and the proceeds from the sale of the Shares in accordance with the provisions hereof. The Attorneys make no representations with respect to and shall have no responsibility for the Registration Statement or the Prospectus nor, except as herein expressly provided, for any aspect of the offering of Common Stock and Option Shares, and the Attorneys shall not be liable for any error of judgment or for any act done or omitted or for any mistake of fact or law except for the Attorneys' own gross negligence or willful misconduct. The undersigned agrees to indemnify the Attorneys for and to hold the Attorneys, jointly and severally, free from and harmless against any and all loss, claim, damage, liability or expense incurred by or on behalf of the Attorneys, or any of them, arising out of or in connection with acting as Attorneys under this Power of Attorney, as well as the cost and expense of defending against any claim of liability hereunder, which is not due to the Attorneys' own gross negligence or willful misconduct. The undersigned agrees that the Attorneys may consult with counsel of their choice (which may but need not be counsel for the Company) and the Attorneys shall have full and complete authorization and protection for any action taken or suffered by the Attorneys, or any of them hereunder, in good faith and in accordance with the opinion of such counsel.

     It is understood that the purchase price per share of Common Stock or Option Share to be paid in connection with the offering contemplated by the Prospectus and the Underwriting Agreement could be higher or lower than the price per share of Common Stock as of the date hereof.

     It is understood that the Attorneys shall serve entirely without compensation.

     This Power of Attorney shall be binding upon the undersigned and the heirs, legal representatives, distributees, successors and assigns of the undersigned.

     This Power of Attorney shall be governed by the laws of the State of New York without regard to the conflicts of laws principles thereof.

     Witness the due execution of the foregoing Power of Attorney as of the date written below.

Maximum Number of Shares of
Common Stock and Option Shares
to be Sold by Selling Stockholder
at a price determined by reference
to the market price of the Common Stock
at the time of execution of the Underwriting
Agreement (not as of the date hereof):

Number and Type of Shares:

Common Stock:             _______________

Option Shares Subject
to Rollover Options:      _______________

Option Shares Subject
To Executive Options:     _______________

Maximum Total Number of shares of
Common Stock and Option Shares to be
sold:                     _______________________ Very truly yours,

                          ___________________________________________

                          ___________________________________________
                          Signature*


DATED:  _______________, 1999

Print Name and Address of Selling Stockholder and Name and Title of any Person Signing as Agent or Fiduciary:

_____________________________
_____________________________
_____________________________
_____________________________
Telephone:        (     )
                  ___________________________
Facsimile:        (     )
                  ___________________________
Tax Payer ID/
Social Security #
                  ___________________________




____________________
* To be signed in exactly the same manner as the shares of Common Stock are registered

ACKNOWLEDGMENT

State of________________________ )
                                 ) ss.
County of_______________________ )


     On this the day of ______________, 1999 before me personally appeared _________________,who acknowledged the signing of the foregoing instrument and that the same is the free act and deed of such person (and if such person is signing on behalf of a corporation, partnership or trust that the same is the free act and deed of such corporation, partnership or trust and that such person is duly authorized to sign the foregoing instrument).

     WITNESS my hand and official seal.

Notary's Signature                        _____________________________

Instruction: If you are an individual and are married, your spouse is required to complete this form:

                                 SPOUSAL CONSENT

     I am the spouse of ____________________________. On behalf of myself my heirs and legatees, I hereby join in and consent to the terms of the Power of Attorney and agree to the sale of the shares of Common Stock or Option Shares of Young & Rubicam Inc., registered in the name of my spouse or otherwise registered, which my spouse proposes to sell pursuant to the Underwriting Agreement (as defined therein).

Dated:   ______________ ______, 1999




                                                 (Signature of Spouse)

                                                                    ATTACHMENT A


                 STATEMENT OF RELATIONSHIP WITH A MEMBER OF THE
                NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

     I, Selling Stockholder, have the following relationship(s) with a member or members of the National Association of Securities Dealers, Inc.:

                                                                    ATTACHMENT B


                              DEFINITIONS OF TERMS

     1. The NASD defines a "member" as being any broker or dealer admitted to membership in the NASD.

     2. The NASD defines a "person associated with a member" as being every sole proprietor, general or limited partner, officer, director or branch manager of any member, or any natural person occupying a similar status or performing similar functions, or any natural person engaged in the investment banking or securities business who is directly or indirectly controlling or controlled by such member (for example, any employee), whether or not any such person is registered or exempt from registration with the NASD.

     3. The NASD defines "affiliate" to include a company which controls, is controlled by or is under common control with a member. A company is presumed to control a member if the company beneficially owns 10 percent (10%) or more of the outstanding voting securities of a member which is a corporation, or beneficially owns a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a member which is a partnership. A company is presumed to be controlled by a member if the member and persons associated with the member beneficially own 10 percent (10%) or more of the outstanding voting securities of a company which is a corporation, or beneficially own a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a company which is a partnership. A company is presumed to be under common control with a member if (i) the same natural person or company controls both the member and company by beneficially owning 10 percent (10%) or more of the outstanding voting securities of a member or company which is a corporation, or by beneficially owning a partnership interest in 10 percent (10%) or more of the distributable profits or losses of a member or company which is a partnership or (ii) a person having the power to direct or cause the direction of the management or policies of the member or the company also has the power to direct or cause the direction of the management or policies of the other entity in question.

     4. The NASD defines "immediate family" of a person as being such person's parents, mother-in-law, father-in-law, husband or wife, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law, and children, or any other person who is supported, directly or indirectly, to a material extent by such person.

     5. The NASD defines an "underwriter or related person" with respect to a proposed offering as being any Underwriter, Underwriter's counsel, financial consultants and advisors, finders, members of the selling or distribution group, any member participating in the proposed offering and any and all other persons associated with or related to any members of the immediate family of any of such persons.

                                                                    ATTACHMENT C


Instruction: Indicate how you wish to receive payment of the net proceeds, if any, for the shares of Common Stock or Option Shares of Young & Rubicam Inc. sold to the Underwriters. A wire transfer can be made only to an account standing in exactly the same name as the person or entity, including the corporation or other association or trust, that is the registered owner of the Common stock being sold.

                                MANNER OF PAYMENT

     I request that payment of the net proceeds, if any, from the sale of the shares of Common Stock or Options Shares of Young & Rubicam Inc. to be sold by me pursuant to the Underwriting Agreement be made in the following manner (CHECK
ONE):

     CHECK made payable to:

     ------------------------------------
     to be sent to the following address:

     ------------------------------------

     ------------------------------------
         Phone ( )
               --------------------------

     Please send by (check one):
       First Class Mail
       Federal Express
       Federal Express Account Number

     ------------------------------------


     WIRE TRANSFER to the following account:

           Account name:
                        ------------------------------------
           Account No.:
                        ------------------------------------
            Bank
                        ------------------------------------
                                    (Name)

                        ------------------------------------
                                    (Address)


     For United States residents:
     ABA No. (9 digit bank routing number):

     ------------------------------------


     For Non-United States residents:
     Swift address/CHIPS U.I.D. number
     (bank routing information):

     ------------------------------------


     OTHER (please specify)

     ------------------------------------

                                                                       Exhibit 4

                        STANDSTILL AND LOCK UP AGREEMENT

Young & Rubicam Inc.
285 Madison Avenue
New York, New York 10017


Ladies and Gentlemen:

     Certain holders of common stock of Young & Rubicam Inc., a Delaware corporation (the "Company") (such holders being hereinafter sometimes collectively referred to as the "Selling Stockholders"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and such other underwriters as are named therein, as representatives (the "U.S. Representatives") of the several U.S. Underwriters to be named in Schedule I to the Underwriting Agreement (the "U.S. Underwriters"), and Bear, Stearns International Limited, Cazenove & Co., and such other underwriters as are named therein, as representatives (the "International Representatives") of the several International Managers to be named in Schedule II to the Underwriting Agreement (the "International Managers"). The U.S. Underwriters and the International Managers are hereinafter collectively referred to as the "Underwriters." The U.S. Representatives and the International Representatives are hereinafter collectively referred to as the "Representatives." The Selling Stockholders propose to sell to the Underwriters pursuant to the Underwriting Agreement (i) certain authorized and issued shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") owned by them and (ii) certain authorized shares of Common Stock subject to Awards Granted to them under the Young & Rubicam Holdings Inc. Management Stock Option Plan, as amended (the "Plan") (as such terms are defined therein), which shares will be acquired by exercise immediately prior to the consummation of the Offerings pursuant to the Plan (such shares of Common Stock are sometimes referred to herein as "Option Shares"). It is understood that at this time there is no commitment on the part of the Underwriters to purchase any shares of Common Stock and no assurance that the Underwriting Agreement will be entered into by the Company or the Underwriters.

     In order to afford the Company and the Representatives an opportunity to successfully consummate the transactions contemplated by the Underwriting Agreement (the "1999 Secondary Public Offering"), and to induce the Underwriters that may participate in the 1999 Secondary Public Offering to continue their efforts in connection therewith, during the period commencing on May 24, 1999 (the date on which the current lock up agreement expires) and ending on a date no later than 120 days after the date of the final prospectus relating to the 1999 Secondary Public Offering, without the prior written consent of the Company, the undersigned hereby:

     (i) agrees not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (x) or (y) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise); and

     (ii)agrees not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

     In addition, the undersigned hereby authorizes the Company to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on the transfer books and records of the Company with respect to any shares of Common Stock and any securities convertible into or exercisable or exchangeable for Common Stock for which the undersigned is the record holder and, in the case of any such shares or securities for which the undersigned is the beneficial but not the record holder, agrees to cause the record holder to cause the transfer agent to decline to transfer and/or to note stop transfer restrictions on such books and records with respect to such shares or securities.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into the agreements set forth herein, and that, upon request, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement hereof. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any spouse of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.



Verytruly yours,                                  Print Name and
                                                  Address of Selling Stockholder
                                                  and Name and Title of any
                                                  Person Signing as Agent or
                                                  Fiduciary:
________________________                          ______________________________
                                                  ______________________________
                                                  ______________________________
_______________________                           ______________________________
Signature*                                        Telephone: (     )
                                                  Facsimile: (    )
                                                  Tax Payer ID/
                                                  Social Security #_____________
DATED:_______________, 1999




______________________
* To be signed in exactly the same manner as the shares of Common Stock are registered